

January 11, 2013

<u>Via E-mail</u>
Cliff Blake
Chief Executive Officer
First Rate Staffing Corporation
2775 West Thomas Road
Suite 107
Phoenix, AZ 85018

      Re: **First Rate Staffing Corporation**
            Form 8-K
            Filed November 13, 2012
            File No. 000-54427

Dear Mr. Blake:

We issued comments to you on the above captioned filing on December 10, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 25, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

                          Sincerely,

                          /s/ Kathleen Krebs, for

                          Larry Spirgel
                          Assistant Director

cc: <u>Via E-mail</u>
         Tony Patel, Esq.
         Lee Cassidy, Esq.